FORM 8-A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12 (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MOOG INC.

(Exact name of registrant as specified in its charter)

New York	16-0757636

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

East Aurora, New York	14052-0018

(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:	Not Applicable. (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class To be so registered	Name of each exchange on which each class is to be registered
Class A Common Stock Par Value $1.00 per share	New York Stock Exchange
Class B Common Stock Par Value $1.00 per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.        Description of Registrant's Securities to be Registered

        Moog, Inc., a New York corporation (“Moog”) has authorized capital stock consisting of 30,000,000 shares of Class A common stock, par value $1.00 per share, 10,000,000 shares of Class B common stock, par value $1.00 per share and 10,000,000 shares of preferred stock, par value $1.00 per share. As of August 20, 2001, Moog has outstanding 7,277,276 shares of Class A common stock, 1,453,680 shares of Class B common stock and 83,771 shares of 9% Cumulative, Convertible, Exchangeable, Preferred Stock, Series B, $1.00 par value (the “Series B Preferred Stock”).

Common Stock

        The Class A common stock and Class B common stock share equally in earnings and are identical except with respect to rights on voting, dividends and share distributions and convertibility.

        Voting Rights. The Class A common stock and Class B common stock vote as a single class on all matters except election of directors and except as required by law. Holders of Class A common stock are entitled to elect at least 25% of the board of directors, rounded up to the nearest whole number, so long as the outstanding shares of Class A common stock are at least 10% of the aggregate number of outstanding shares of Class A common stock and Class B common stock combined. The holders of Class B common stock elect the remaining directors. Currently, the holders of Class A common stock are entitled, as a class, to elect three directors. The holders of the Class B common stock are entitled, as a class, to elect the remaining six directors. On all other matters, the holders of Class A common stock are entitled to one-tenth of a vote. Each share of Class B common stock is entitled to one vote. If the outstanding shares of Class A common stock become less than 10% of the aggregate number of outstanding shares of both classes combined, the holders of Class A common stock would not have the right to elect 25% of the board of directors. Directors would then be elected by all shareholders voting as a single class, with holders of Class A common stock having a one-tenth vote per share and holders of Class B common stock having one vote per share.

        Dividends and Share Distributions. Dividends may be paid on Class A common stock without paying a dividend on Class B common stock. No dividend may be paid on Class B common stock unless at least an equal dividend is paid on Class A common stock. Payment of dividends is restricted by Moog’s bank credit facility and by the terms of its 10% Senior Subordinated Notes due 2006.

        Share distributions in shares of Class A common stock or Class B common stock may be paid only as follows. Shares of Class A common stock are paid to holders of shares of Class A common stock or, if there is no Class A common stock outstanding, to holders of Class B common stock. Shares of Class B common stock are paid to holders of Class B common stock. The same number of shares must be paid in respect of each outstanding share of Class A common stock and Class B common stock.

        Moog may not combine or subdivide shares of either class of common stock without at the same time proportionally subdividing or combining shares of the other class.

        Conversion. Each share of Class B common stock is convertible at the option of the holder at any time into Class A common stock on a one-for-one basis.

Preferred Stock

        As of August 20, 2001, the Series B Preferred Stock is Moog’s only outstanding class of preferred stock with 83,771 shares of Series B Preferred Stock outstanding. The Series B Preferred Stock is entitled to quarterly cumulative dividends at 9% per annum based on the par value of the shares. In the event Moog fails to pay the dividend for a period of eight consecutive quarters, the Series B Preferred Stock, voting as a class, is entitled to elect two directors who would otherwise be elected by the Class B common stock. The Series B Preferred Stock will be automatically exchanged for shares of Class A common stock at the conversion rate on January 1, 2004. The Series B Preferred Stock also has the right to receive payment on Moog’s liquidation before payment is made to holders of the common stock. The Series B Preferred Stock is convertible into Class A common stock at a rate of .08585 shares of common stock per share of Series B Preferred Stock at any time at the option of the holder. The Series B Preferred Stock votes with the common stock, on the basis of one vote per share, on any proposal for the termination of Moog’s existence by reason of dissolution, liquidation, sale or mortgage of a substantial part of our assets, or a merger, consolidation or similar business combination. Pursuant to the New York Business Corporation Law, in certain circumstances, the Series B Preferred Stock is entitled to vote as a class on certain takeover transactions. As of August 20, 2001, Series B Preferred Stock is owned by nine of Moog’s current officers. These officers have agreed among themselves that all shares of Series B Preferred Stock owned by them will be voted in a manner determined by the holders of a majority of the shares. The agreement contains restrictions on the ability of any party to remove their shares from the provisions of the agreement, to transfer shares, or otherwise convert the shares that are subject to the agreement. The agreement continues in force until January 1, 2004, unless certain specified contingencies occur prior to that date.

        Moog’s board of directors is authorized, without shareholder action, to issue additional shares of preferred stock in one or more series. The board has the discretion to determine the rights, preferences and limitations of each series, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. Satisfaction of any dividend preference of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.

        This registration statement supersedes any registration statement on Form 8-A previously filed with respect to the Common Stock by the Company.

Item 2.        Exhibits

        All exhibits required by the instructions to Item 2 will be filed with the New York Stock Exchange.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MOOG INC.
Dated: August 21, 2001	By: /s/ Robert R. Banta Robert R. Banta, Executive Vice President Chief Financial Officer